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FOIA CONFIDENTIAL TREATMENT REQUEST

Requested by Five Prime Therapeutics, Inc.

CERTAIN PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT AND HAVE BEEN MARKED WITH “[***]” TO DENOTE WHERE OMISSIONS HAVE BEEN MADE. THE CONFIDENTIAL MATERIAL HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

August 29, 2013

BY EDGAR AND ELECTRONIC MAIL

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Five Prime Therapeutics, Inc.
Registration Statement on Form S-1
Filed July 26, 2013, as amended August 16, 2013 and August 23, 2013
File No. 333-190194

Dear Mr. Riedler:

On behalf of Five Prime Therapeutics, Inc. (the “Company”), this letter is in reference to the Company’s above referenced Registration Statement on Form S-1 (File No. 333-190194) (the “Registration Statement”) originally filed with the Securities and Exchange Commission (the “Commission”) on July 26, 2013 and amended on August 16, 2013 (“Amendment No. 1”) and August 23, 2013. This letter provides the Staff with a supplemental response to the oral comment received during the Company’s conversation with the Staff on August 28, 2013.

In response to the Staff’s oral comment, the Company advises that it will include the following proposed revised disclosure (subject to such changes as are necessary to accurately reflect the final determination as to price range) in a future amendment to the Registration Statement once the price range for the preliminary prospectus has been determined:

“Offering Price: Based on an assumed offering price of $[***], which is the mid-point of the estimated price range set forth on the cover of this prospectus, the offering price in this offering is a $[***], or [***]%, increase over our July 19, 2013 determination of the estimated fair value of our common stock of $[***].

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Securities and Exchange Commission	- 2 -	August 29, 2013

We believe the difference between the assumed offering price and the estimated fair value of our common stock as determined by our board of directors in connection with the grant of stock options on July 19, 2013 is attributable to several factors, including the following:

•

The assumed initial public offering price reflects a significant improvement, in a short period of time, in the current market environment. We believe the current market conditions reflect a recent and significant increase in investor interest in biotechnology companies with either a platform or that are in an early stage of clinical development, which has resulted in significantly higher pre-money valuations for such companies than observed over the past several years. Since the fair value of a security depends on current market conditions, including the degree of investor interest and their required rate of return for investments, the increase in the fair value of our common stock reflects the changes in the current market. We estimate that approximately $[***] of the increase in the estimated fair value of our common stock is related to the significant improvement in the relevant market environment.

From January 1, 2013 to June 30, 2013 there were 16 IPOs involving development-stage companies, of which only one was in Phase 1 clinical development. Of the remaining 15 companies, 7 were in Phase 2 clinical development and the other 8 companies were in later stages of clinical development. The median pre-money valuation of the eight companies in Phase 2 or earlier clinical development was $128 million. In the June 30, 2013 valuation, we used an enterprise value of $113 million in the near-term IPO scenario, only approximately 12% lower than the median of these comparable IPOs, reflecting the fact that we were at an earlier stage of clinical development.

By contrast, in the second half of July 2013 there were five IPOs involving development-stage companies, three of which were in Phase 1 or earlier clinical development. This represents a significant shift in the market to an acceptance of companies in an earlier stage of clinical development. Moreover, the valuations of these five companies were significantly higher than the 16 IPOs that completed their offerings in the first six months of 2013, even though three of the five second half of July 2013 companies were in Phase 1 or earlier clinical development. The median pre-money valuation of companies that completed an IPO in the second half of July 2013 was $232 million, an 81% increase from the median pre-money valuation of the Phase 2 or earlier clinical development IPOs that occurred from January 1, 2013 to June 30, 2013.

This substantial increase in median pre-money valuation, beginning in the second half of July 2013, was not known or knowable by us at the time of the June 2013 valuation or at the July 2013 grant date. As noted in the American Institute of Certified Public Accountants Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation, “the actual IPO price may be materially influenced by the specific supply and demand characteristics of the market at or near the date of the actual pricing. These factors can include other offerings coming to market, announcements by comparable companies or competitors and the market performance of their shares, or other developments in the company’s industry or region.” We believe that the increase in the estimated fair value of our common stock related to the market environment appropriately takes into consideration the more recent IPOs when compared with the IPOs completed prior to the second half of July 2013.

Confidential Treatment Requested by Five Prime Therapeutics, Inc.

Securities and Exchange Commission	- 3 -	August 29, 2013

•

The assumed initial public offering price represents a future price for shares of our common stock that are immediately freely tradable in a public market, whereas the estimated fair value of our common stock at earlier dates represents a contemporaneous estimate of the fair value of illiquid shares that are restricted from public sale and for which no public market existed. We estimate that approximately $[***] per share of the increase in the estimate of the fair value of our common stock is related to the elimination of the discount for lack of marketability.

•

The assumed initial public offering price represents a future price for shares of our common stock, whereas the estimated fair value of our common stock at earlier dates is discounted for the required rate of return that an investor would demand in order to compensate for the risk of an equity investment. We estimate that approximately $[***] per share of the increase in the estimate of the fair value of our common stock is related to the elimination of the equity discount rate.

•

The assumed initial public offering price is based on a single outcome – a successful IPO in the near term which is not probability weighted. By contrast, the estimated fair value of our common stock as of June 30, 2013 was determined based on the PWERM methodology, which is a probability-weighted approach that incorporates the potential for alternative liquidity events. This probability-weighted approach inherently decreases the estimated fair value of our common stock due to the combination of other expected equity values that do not reflect the elimination of the liquidation preference. We estimate that approximately $[***] of the increase in the estimated fair value of our common stock is related to the assumption that a successful IPO in the near term is certain and that the other outcomes are no longer weighted under the PWERM methodology.

*            *            *

The Company respectfully requests the Staff’s assistance in completing the review of this response as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (650) 463-4194 or Jaime L. Chase at (202) 637-5457. We thank you in advance for your attention to the above.

Sincerely,

/s/ Laura A. Berezin

Laura A. Berezin

cc:	Lewis T. Williams, M.D., Ph.D., Five Prime Therapeutics, Inc.
Francis Sarena, Esq., Five Prime Therapeutics, Inc.
Jon Layman, Esq., Hogan Lovells US LLP
Jaime L. Chase, Esq., Hogan Lovells US LLP
David Peinsipp, Esq., Cooley LLP
Charles S. Kim, Esq., Cooley LLP
Andrew S. Williamson, Esq., Cooley LLP
Daniel M. Coleman, Ernst & Young LLP

Confidential Treatment Requested by Five Prime Therapeutics, Inc.